Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TMG Founder Company:

We consent to the use of our report dated July 20, 2012 and August 28, 2012, with respect to the consolidated balance sheets of TMG Founder Company (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 20, 2012 and August 28, 2012 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Houston, Texas

August 29, 2012